
June 29, 2010

VIA U.S. Mail and Facsimile

Ms. Donna L. Belusar
Senior Vice President and Chief Financial Officer
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514

>   **Re: CTS Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed February 23, 2010**
>   **Form 10-Q for the quarterly period ended April 4, 2010**
>   **File No. 001-04639**

Dear Ms. Belusar:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Legal Proceedings, page 15

1.   We refer to the last sentence of the first paragraph on page 15. Based on your
        disclosure concerning provisions for probable costs related to environmental
        regulatory claims and proceedings, it appears that disclosure of one or more
        proceedings would be required by Regulation S-K Item 103, Instruction 5. Please
        provide us your basis for not describing any proceedings pursuant to this item or
        tell us with specificity how you intend to respond to this disclosure requirement.

Executive Compensation, page 20

2.   We refer to your October 14, 2008 response to comment 1 to our September 17,
        2008 comment letter where you represented that in future filings you would
        disclose the names of the companies that comprise your Towers Watson peer
        group. We note that you provided this representation notwithstanding the fact
        that Towers Watson did not share the names of the peer companies with you. In
        light of your October 2008 representation, it is unclear why you have not
        disclosed the names of the companies that comprise your peer group in this filing.
        Please tell us why you did not provide the disclosure you assured us you would
        provide and how you intend to address our concerns through amendment or
        otherwise.

3.   We refer to the representation in your October 14, 2008 response to comment 2 to
        our September 17, 2008 comment letter that in future filings you would quantify
        the historical earnings per share targets that were necessary to be achieved in
        order for your named executive officers to earn their compensation under your
        "Management Incentive Plan," as applicable. On page 24 of your April 20, 2010
        definitive proxy, we note that you disclose the earnings per share target for your
        2009 Management Incentive Plan; however, we also note that you have not
        disclosed the relative total stockholder return and sales growth targets that were
        used to determine your performance-based equity compensation grants under the
        "2008-2009 Performance Restricted Stock Unit Plan." Please tell us why you
        have not disclosed these targets and how you intend to address this lack of
        disclosure through amendment or otherwise.

4.   While we note your disclosure on page 13 regarding compensation disclosure
        risks, it does not appear you have provided complete disclosure in response to the
        disclosure requirement in Item 402(s) of Regulation S-K. Please advise us of the
        basis for your conclusion that disclosure is not necessary and describe the process
        you undertook to reach that conclusion.

5.   We note your disclosure regarding external compensation consultants on page 18
        of your definitive proxy under the heading "Role of Management in Executive
        Compensation Decisions." Please tell us the name of the external compensation
        consultant that provided "competitive information" to your CEO, and represent
        that in future flings as applicable, you will provide the disclosure required by Item
        407(e)(3)(iii) of Regulation S-K.

Item 7. Management's Discussion and Analysis ("MD&A") of Financial Condition and
Results of Operations (2007-2009), Exhibit 13

Overview, page 2

6.   Please tell us the nature of the cash repatriation and additional valuation
        adjustments and the reason that these are included in the adjusted effective tax
        rate presented on page 2. In addition, tell us why you believe that restructuring
        and restructuring related chargers that are added to arrive at adjusted operating
        earnings are discrete events considering you had these charges each period in the
        financial statements.

Critical Accounting Policies, page 5

7.   Please revise future filings to disclose your basis for the amortization period of
        five to 21 years for the variance between the expected rate of return on plan assets
        and actual results for your retirement plans.

Results of Operations, page 6

8.   Please revise future filings to describe and quantify each factor that contributed to
        the significant variances each period. For example, the reason for the decreased
        automotive product sales and the lower electronic component sales for
        infrastructure applications in the components and sensors segment should be
        discussed. In addition, clarify what you mean by the expected end-of-life-driven
        sales to Hewlett-Packard and how long you expect this to impact your business.
        The impact of this along with the other factors such as lower industrial and
        communications market sales should also be quantified.

Item 8. Financial Statements and Supplementary Data, Exhibit 13

Financial Statements, page 17

9.   In future filings please include the company name in the title of the financial
        statements.

Notes to Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies, page 20

Inventories, page 21

10.   We note in Item 1, page 5 that you hold precious metals, including silver, palladium, copper and brass in raw materials inventory which may be susceptible to cost fluctuations. To the extent that it is material, please disclose in future filings the amount of precious metals held in inventory.

Note B – Acquisitions, page 24

11.   We see that your agreement for the Orion acquisition included a contingent earn out provision. Please tell us how much of the contingent consideration has been paid and clarify your accounting treatment for these payments.

Note J – Taxes, page 37

12.   We see that in 2009 you recorded $9.1 million of income taxes on a taxable distribution from a foreign subsidiary. In light of the distribution in 2009, please tell us how you determined that the remaining $182 million of the undistributed earnings of foreign subsidiaries has been permanently reinvested at the end of fiscal 2009.

Note P – Subsequent Events, page 43

13.   We reference your discussion of the indemnification agreement with Toyota on page 43. We note you have indicated that the agreement does not cover costs or liabilities in connection with government investigations, government hearings or government recalls. We also note that you will be responsible for any judgment that may subsequently be rendered against CTS. Please tell us how you have assessed the possible impact of these matters on your financial statements. In addition, please clarify your exposure related to the discussion on page 43 describing that "if it is determined that you acted negligently in selecting materials or processes where you had sole control over the selection process, in failing to meet Toyota's specifications, or in making unapproved changes in component design or materials, and such negligence caused or contributed to the claim…"

Item 15. Exhibits and Financial Statements Schedules

14.   We note your disclosure on page 15 under the heading "Legal Proceedings." It appears you should file your February 2010 indemnification agreement with Toyota as an exhibit. Please refer to Item 601(b)(10). Please file this agreement.

Exhibits 31a, 31b, 32a and 32b

15.   We see in your certifications, you refer to the "quarterly report on Form 10-K." When providing your certifications in future reports on Form 10-K, please refer to the annual report.

Form 10-Q for the quarter ended April 4, 2010

Results of Operations, page 17

16.   Please note that our comments under Results of Operation to the Form 10-K as of December 31, 2009 also apply to this footnote. Please revise in future filings to discuss the specific factors that contributed to the significant increase in revenues in the Components and Sensors segment. In addition, quantify each of the factors that resulted in the significant decrease to revenues in the EMS segment. Please also clarify how end-of- life sales reductions to Hewlett-Packard resulted in a significant decrease in revenues in the quarter ended April 4, 2010 compared to the first quarter of the prior year.

Form 8-K Dated April 28, 2010

17.   We note that you present "adjusted" or non-GAAP measures in the form of consolidated statements of earnings. This format may be confusing to investors as it presents various non-GAAP captions and sub-totals which have not been *individually* described to investors. It is not clear whether management uses each of these non-GAAP measures; and, they may be shown here primarily as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing information under this Item you must provide all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for *each* non-GAAP measure presented with accompanying explanation about why you believe *each* non-GAAP measure provides useful information to investors.

- To eliminate investor confusion, please remove the adjusted consolidated statements of earnings from future earnings releases and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and the disclosures required by Regulation G. In addition, please consider the guidance in Question 102.10 of the Compliance and Disclosure Interpretations.

- Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief